

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Ronald South
Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

>   **Re: Henry Schein, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Filed February 21, 2023**
>   **File No. 000-27078**

Dear Ronald South:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services